METHANEX CORPORATION

ANNUAL INFORMATION FORM

www.methanex.com

March 18, 2008

REFERENCE INFORMATION

In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex”, “we”, “us”, “our” and similar words refers to the Company and its subsidiaries or any one of them as the context requires and their respective interests in joint ventures and partnerships.

The Company uses the United States dollar as its reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in United States dollars.

In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol. Methanol’s chemical formula is CH3OH and it is also known as methyl alcohol.

In this AIF, we incorporate by reference our 2007 Management’s Discussion and Analysis (“2007 MD&A”), which contains information required to be included in this AIF. The 2007 MD&A is publicly accessible and is filed on the SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

Approximate conversions of certain units of measurement used in this AIF into alternative units of measurement are as follows:

1 tonne of methanol  =  332.6 US gallons

Some of the historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., Jim Jordan & Associates and Tecnon (UK) Ltd. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association and is used under license by us.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this document that are based on our current objectives, expectations, estimates and projections constitute forward-looking statements. These statements include forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. Forward-looking statements are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements.

Forward-looking statements by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including, without limitation, worldwide economic conditions; conditions in the methanol and other industries, including the supply of methanol; demand for methanol and its derivatives; actions of competitors and suppliers; actions of governments, including changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; risks attendant with methanol production and marketing, including operational disruption; risks attendant with carrying out capital expenditure projects, including the ability to obtain financing and complete the projects on time and on budget; availability and price of natural gas feedstock; global energy prices; foreign exchange risks; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; risks associated with investments and operations in multiple jurisdictions; and other risks discussed under the heading Risk Factors and Risk Management in our 2007 MD&A.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

THE COMPANY

Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3M1 (telephone: 604-661-2600).

The following chart includes the principal operating subsidiaries and partnerships of the Company as of December 31, 2007 and, for each subsidiary or partnership, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

BUSINESS OF THE COMPANY

We are the world’s largest supplier of methanol and the largest supplier of methanol to the major international markets of North America, Asia Pacific and Europe as well as Latin America.

What is Methanol?

Methanol is a liquid chemical which has historically been produced from natural gas and is increasingly produced from coal, particularly in China. Methanol is typically used as a chemical feedstock in the manufacture of other products.

Approximately 75% of all methanol is used to produce formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. These derivatives are used to manufacture a wide range of products, including building materials, foams, resins and plastics. The remainder of methanol demand comes from the energy sector. Methanol is used to produce methyl tertiary butyl ether (MTBE), a gasoline component, and there are growing markets for using methanol in energy applications such as dimethyl ether (DME), direct blending into gasoline and biodiesel. Due to the diversity of the end-products in which methanol is used, methanol demand is influenced by a broad range of economic, industrial and environmental factors. The global methanol demand in 2007 is estimated at approximately 40 million tonnes.

Our Operations

We own and operate methanol production facilities located in Chile, Trinidad and New Zealand and we are constructing a new facility in Egypt with joint venture partners. Our production sites in Chile and Trinidad have an annual production capacity of 5.8 million tonnes and represent a substantial proportion of our current total annual production capacity. We also produce methanol from our flexible production facilities in New Zealand.

In addition to the methanol we produce, we purchase methanol produced by others under methanol offtake contracts and on the spot market to meet customer requirements and support our marketing efforts. We sell methanol through an extensive global marketing and distribution system. This has enabled us to become the world’s largest supplier of methanol. Our total sales volume in 2007 was 6.6 million tonnes representing approximately 17% of estimated global demand for methanol.

As a result of our global positioning, including an extensive network of storage terminals and expertise in the global distribution of methanol, we believe we have a competitive advantage as a supplier of methanol to major chemical and petrochemical producers for whom quality of service and reliability of supply are important. We believe we benefit from this competitive advantage through greater security of supply to customers as a result of our excellent record of reliability, as well as marketing and transportation synergies and an improved customer mix.

Our operations consist of the production and sale of methanol, which constitutes a single operating segment. Revenue, sales volumes and production volumes for each of the last two years can be found under the heading Financial Highlights in our 2007 MD&A.

DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY

Since the early 1990s, we have expanded our global methanol production and marketing reach and have carried out a strategy that has enabled us to become, we believe, a preferred supplier in the industry. As a result of this strategy, we have developed a global presence in the methanol industry, allowing us to provide reliable, efficient and cost-effective delivery of methanol from geographically diverse locations to customers around the world.

Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to our customers. The key elements of our strategy are global leadership, operational excellence and value creation.

Global Leadership

We are the leading supplier of methanol to the major international markets of North America, Asia Pacific and Europe, as well as Latin America. Our industry leadership has enabled us to play a role in industry pricing through the publication of Methanex reference prices in each major market, and most of our customer contracts now use Methanex published reference prices as the basis for pricing.

Our expertise in the global distribution of methanol and our investments in supply infrastructure enable us to enhance value by providing reliable and secure supply to customers. For example, during the second half of 2007, the methanol industry experienced a severe supply shortage caused by several planned and unplanned supplier outages, including outages at our own production facilities in Chile. (Refer to the Natural Gas Supply section of this document for more information.) Using our flexible global distribution and supply network we were able to adjust our operations and meet our commitments to customers during this period of severe market tightness.

We also continue to actively investigate options to grow production capacity over the long term to maintain our leadership position in the industry. In May 2007, we completed the financing for our new project to construct a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We are developing the project through a joint venture in which we have a 60% interest and marketing rights for 100% of the production. We expect this facility to begin commercial operations in early 2010.

We permanently closed our 500,000 tonne per year methanol plant in Kitimat, British Columbia in 2005 due to high natural gas feedstock costs, and we converted the site into a terminal for storing and transporting methanol as well as other products. In September 2005, we entered into an agreement with EnCana for their use of the Kitimat site as a terminal to facilitate the importation of condensate to Alberta. This agreement also provides EnCana the option to buy from Methanex, and Methanex the option to sell to EnCana, the Kitimat site (excluding the methanol and ammonia facilities), within the five-year term of the agreement. Over the past few years, the Kitimat site has allowed us to further enhance our distribution network and to cost-effectively supply methanol to customers in the Pacific Northwest region of North America. In 2007, we also added additional storage capacity in Vancouver, Washington to better serve customers in the Pacific Northwest.

Over the past several years we have expanded our presence in Asia to participate in and improve our knowledge of the rapidly evolving and high growth methanol market in China and other countries in the region. In 2005, we expanded the methanol storage capacity at our Korean terminal to 155,000 tonnes. Our terminal in Korea allows us to efficiently and cost-effectively service customers in northeast Asia. We also leased terminal capacity in Taicang, China in 2005 to further improve customer service in that region. In the last few years, we relocated our Asia Pacific marketing and logistics office from Auckland, New Zealand to Hong Kong and opened an office in Shanghai. In 2007, we also added additional storage capacity in Zhangjiagang, China and expanded our offices in Shanghai and Hong Kong to enhance our customer service and industry positioning in the Asia Pacific region.

We also believe that it is important to play a leadership role in the development and growth of applications for methanol in the energy sector. There are growing markets for using methanol in energy applications such as DME, direct gasoline blending and biodiesel. DME, which is typically produced from methanol, can be blended up to 20% with liquefied petroleum gas (LPG) and is used primarily for household cooking and heating. DME can also be used as a clean-burning substitute for diesel in transportation and as a clean fuel for power generation. In late 2006, we entered into a long-term supply agreement with China’s XinAo Group to supply all of XinAo’s methanol requirements for a new 200,000 tonne per year DME facility near Shanghai which commenced operations in 2007. In September 2007, we purchased a 20% interest in XinAo’s new DME facility for $5 million. This facility represents the first phase of plans to expand the annual DME capacity of this site to one million tonnes. Through our 20% interest in the first phase, we have the ability to participate in the future expansion of the site. In December 2007, we also entered into a Memorandum of Understanding to develop a similar DME facility in Egypt through a joint venture. The joint venture will include Methanex and the XinAo Group as minority interests, with the government-owned Egyptian Petrochemicals Holding Company (EChem) holding the majority interest. EChem is also a joint venture partner in our new methanol project in Egypt.

Finally, we opened an office in Dubai, U.A.E. in 2007 to enhance our corporate presence and capitalize on future opportunities in the Middle East.

Operational Excellence

We maintain a focus on operational excellence in all aspects of our business. This includes excellence in our manufacturing and distribution processes, human resources, corporate governance practices and financial management.

To differentiate ourselves from competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. In part due to our commitment to Responsible Care, a risk minimization approach developed by the Canadian Chemical Producers’ Association, we believe we have reduced the likelihood of unplanned shutdowns and lost-time incidents and have achieved an excellent overall environmental and safety record.

Our Corporate Social Responsibility (CSR) policy is a natural extension of our Responsible Care ethic and encompasses corporate governance, employee engagement and development, community involvement and social investment.

Value Creation

Maintaining a competitive cost structure is an important element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to all business decisions is guided by a drive to maintain and enhance our competitive cost structure and return value to shareholders. The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.

We supply most customer requirements with methanol produced at our own facilities. Through the execution of our strategy over the last decade, we have shut down our higher cost production assets and have built or acquired lower cost facilities. In 2004, with the completion of a second plant in Trinidad, our total production capacity in Trinidad grew to 1.9 million tonnes per year. In 2005, we completed construction of a fourth plant in Chile, bringing the total capacity of that site to 3.8 million tonnes per year.

Natural gas is the primary feedstock at our methanol production facilities. An important element of our strategy is to ensure long-term security of natural gas supply. When operating at capacity, our Chile facilities source approximately 60% of their natural gas feedstock from Argentina. The remainder of the natural gas supply to our Chile facilities is sourced from natural gas suppliers in Chile. Over the past few years, we have experienced ongoing challenges to the cost and security of natural gas supply from Argentina. The government of Argentina has significantly increased the export duty on natural gas from Argentina and, since June 2007, has curtailed all of the natural gas supply from Argentina to our Chile facilities. Future purchases of natural gas from suppliers in Argentina will depend on whether natural gas exports are reinstated by the Argentina government, whether we can reach commercially acceptable arrangements with our gas suppliers and other factors. Refer to the Natural Gas Supply section of this document and to the Risk Factors and Risk Management section of our 2007 MD&A for more information.

We believe the solution to these Argentinean natural gas supply issues is to source more natural gas from suppliers in Chile. We are actively pursuing investment opportunities to accelerate natural gas exploration and development in areas of southern Chile that are relatively close to our production facilities. During 2007, we signed an agreement with one of our suppliers in Chile, GeoPark Chile Limited (GeoPark), under which we will provide $40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. Under the arrangement, GeoPark will also provide us with natural gas under a ten-year exclusive supply agreement. As a result, GeoPark currently supplies us with approximately four percent of our natural gas requirements for our Chile facilities and we believe natural gas supply from GeoPark will increase overtime.

In November 2007, the government of Chile completed its first international bidding round to assign oil and gas exploration areas that lie close to our production facilities. Five international oil and gas companies were successful in the bidding process and exploration and development activities in these areas in southern Chile are expected to commence during the first half of 2008. We are optimistic that this activity will ultimately provide us with more secure long-term gas supply for our plants in Chile.

Our production facilities in Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements. Under these agreements, the price we pay for natural gas varies with methanol prices. Refer to the Natural Gas Supply section of this document for more information. During 2007, we had excellent operating performance at these facilities and produced at 96% of design capacity.

We have positioned our facilities in New Zealand as flexible production assets. These assets include a 530,000 tonne per year production facility in Waitara Valley, which we have operated over the past few years, as well as two Motunui facilities that are currently idle and have a total annual operating capacity of up to 1.9 million tonnes. The Motunui facilities were closed in 2004 due to natural gas supply constraints in New Zealand. We recently announced our intention to restart one idled 900,000 tonne per year Motunui plant in mid-2008. We expect to continue to operate the Waitara Valley facility until the Motunui plant restarts.

The strategic location of our Chile, Trinidad and New Zealand sites allows us to deliver methanol cost-effectively to our customers in Asia Pacific, Europe, North America and Latin America. We believe that the 1.3 million tonne methanol facility in Egypt, expected to be completed in early 2010, will further enhance our competitive positioning with its low cost structure and excellent location to supply the European markets.

The cost to distribute methanol from our production facilities to customers is also a significant component of our operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs. We seek to maximize the use of our shipping fleet to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.

We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. Where there are opportunities to grow our position in the methanol industry we apply a disciplined approach, which includes target return criteria. We also believe that it is prudent to maintain a conservative balance sheet and we have established a track record of maintaining a reasonable balance between growing our business and returning excess cash to shareholders.

Over the three-year period ending December 31, 2007, we achieved an average annual return on capital employed of approximately 19%. Refer to the Supplemental non-GAAP Measures section of our 2007 MD&A for a discussion of how return on capital employed is calculated. Over the same period, we also returned approximately $680 million of cash to shareholders through a combination of share repurchases and dividends.

METHANOL INDUSTRY INFORMATION

General

Methanol is a clear colourless liquid that is typically used as a chemical feedstock to manufacture other products.

In 2007, approximately 75% of all methanol was used to produce formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is largely in the energy sector, principally as a feedstock in the production of MTBE and DME and for direct blending into gasoline. Methanol is also used as a feedstock in other energy applications such as biodiesel.

Methanol is a commodity chemical and the methanol industry has historically been characterized by cycles of oversupply resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand catches up and exceeds supply until increased prices lead to new plant investment or the re-start of idled capacity. Over the last several years, the methanol market has become more complex and subject to increasingly diverse influences due to the expanding number of uses for methanol and its derivatives combined with rising global energy prices and significant increases to capital costs.

Demand Factors

Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental and other factors and risks. Refer to the Risk Factors and Risk Management section of our 2007 MD&A for more information.

We estimate that global demand for methanol in 2007 increased by approximately 4% over 2006 to about 40 million tonnes. This increase was driven primarily by an increase in demand for methanol in China, both in traditional chemical derivatives and non-traditional energy applications such as fuel blending and DME. Also, there was healthy global demand for methanol in the traditional chemical derivatives markets.

In 2007, the use of methanol to make chemical derivatives accounted for about 75% of world methanol demand. Because of the importance and relative stability of chemical derivative demand, methanol traditionally had been considered to be a mature commodity. More recently however, new demand is developing and growing for energy applications, including DME, direct blending into gasoline and biodiesel.

Chemical Derivative Demand  In 2007, methanol for the production of formaldehyde represented approximately 40% of global methanol demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

In 2007, approximately 11% of all methanol produced annually was used in the production of acetic acid. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer (“VAM”), acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles. In recent years the acetic acid industry has seen increased demand for water-based solvents produced with VAM for use in paints and adhesives due to environmental concerns associated with emissions of volatile organic compounds from other types of solvents.

The remaining chemical derivative demand for methanol is in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products that in turn are ultimately used to make products such as adhesives, coatings, plastics, film, textiles, paints, solvents, paint removers, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end-uses include silicone products, aerosol products, de-icing fluid, windshield washer fluid for automobiles and antifreeze for pipeline dehydration.

Changes in chemical derivative demand are generally influenced by levels of global industrial production and changes in economic conditions. The use of formaldehyde, acetic acid and other derivatives in the building industry means that building and construction cycles and the level of wood production, housing starts, refurbishments and consumer spending are important factors in determining demand for such derivatives. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development in the panelboard and plastic packaging industries. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs in most cases account for only a small portion of the value of many of the end-products.

Energy Demand  In 2007, methanol for the production of MTBE represented approximately 14% of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles. Other energy applications, including DME, direct blending into gasoline and biodiesel, account for approximately 10% of global methanol demand, but were the fastest growing end-use segments for methanol in 2007.

During the 1990s, environmental concerns and legislation in the United States led to the introduction of a federal oxygenate standard for gasoline that resulted in increased demand for MTBE for use in gasoline to reduce automobile tailpipe emissions. Subsequently, concerns in the United States were raised regarding the use of MTBE in gasoline because gasoline containing MTBE leaked into groundwater in the United States, principally from underground gasoline storage tanks, and was discharged directly into drinking water reservoirs from recreational watercraft. MTBE is more easily detectable in water than many other gasoline components. The presence of MTBE in some water supplies led to public concern about MTBE’s potential to contaminate drinking water supplies. Several states, including California, New York, New Jersey and Connecticut have, since 2003, banned the use of MTBE as a gasoline component and this has reduced demand for methanol in the United States.

In 2005, the United States federal government passed the Energy Policy Act (“EPACT”), which contains provisions that had the effect of further reducing demand for MTBE in the United States. While EPACT did not provide for a federal ban on the use of MTBE in gasoline, it waived the federal oxygenate standard for gasoline effective May 2006 and did not provide MTBE producers and blenders with defective product liability protection. We believe that methanol was not used in the United States in 2007 to make MTBE for use in domestic fuel blending; however, approximately 900,000 tonnes per year of methanol continues to be used to produce MTBE in the United States for non-fuel use and for export markets. Demand for methanol for MTBE in the United States may decline further. The pace of decline of such demand is uncertain and will be determined by various factors, including the export economics of MTBE producers in the United States.

Additionally, the Environmental Protection Agency in the United States is preparing an Integrated Risk Information System (IRIS) review of the human health effects of MTBE, including its potential carcinogenicity, and its final report is expected to be released in mid-2010.

The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk reduction measures relating to storage and handling of MTBE-containing fuel were recommended. However, governmental efforts in some European Union countries to promote biofuels and alternative fuels through legislation and tax policy are putting competitive pressures on the use of MTBE in gasoline in Europe. Several European MTBE production facilities are now producing ethyl tertiary butyl ether (ETBE), which does not contain methanol, to take advantage of such tax incentives.

Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe that there is potential for continuing growth in MTBE use outside the United States and Europe. Our belief is based on actions being taken around the world to reduce lead, benzene and other aromatics in gasoline and to improve the emissions performance of vehicles generally. A number of Asian countries, including China, have adopted European specifications for gasoline formulations. This is expected to lead to increased consumption of MTBE in these markets.

All of these recent developments lead us to believe that over the next couple of years, global demand for MTBE may decline slightly due to declining MTBE production in the United States and increasing incentives for biofuels in Europe and Latin America. However, we expect that demand for MTBE in Asia and the Middle East will remain healthy.

There are several other energy-related uses for methanol that have developed more recently that have substantial growth potential. These include DME, direct blending into gasoline and biodiesel.

DME is a clean burning fuel that can be stored and transported like liquefied petroleum gas (LPG). DME, which is typically produced from methanol, can be blended up to approximately 20% with LPG and used for household cooking and heating. DME has seen rapid growth for blending into LPG and we believe it will continue to show strong growth in coming years, particularly in China. DME can also be used as a clean-burning substitute for diesel in transportation and as a clean fuel for power generation. However, while the technology for using DME as a diesel substitute is well advanced, it has not yet entered widespread commercialization. In 2007, global methanol demand for use in DME was estimated at 900,000 tonnes.

Methanol blending into gasoline is growing rapidly in China and is being used to help reduce China’s dependence on imported energy. The National Development and Reform Commission (NDRC), China’s main economic decision-making body, is in the process of considering legislation supporting nationwide use of methanol in gasoline blends. In 2007, methanol demand for direct blending into gasoline in China was estimated at two million tonnes and is projected to grow further in 2008.

Biodiesel is a renewable fuel made from plant oils or animal fats and requires an alcohol, such as methanol, as part of the production process. In 2007, global methanol demand for use in biodiesel was estimated at 900,000 tonnes. We expect future growth in biodiesel to be driven primarily by high energy prices and government programs to promote a renewable alternative to petroleum fuels.

As we enter 2008, we are experiencing healthy demand for methanol. We believe that global chemical derivative demand growth for methanol and demand in other energy applications will more than offset any potential loss of demand for methanol to produce MTBE. We expect energy prices and government legislation to play an important role in determining the rate at which methanol for energy use expands.

Supply Factors

While a significant amount of new methanol capacity has come on stream over the past few years, a large number of higher cost North American and European producers have shut down plants. In addition, the industry has consistently operated significantly below stated capacity, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance.

Newer world-scale methanol plants are generally constructed in remote coastal locations with access to lower cost feedstock, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of three to six years to plan and construct a new world-scale methanol plant. As well, additional methanol supply can potentially become available by re-starting methanol plants whose production has been idled, by carrying out major expansions of existing plants and by de-bottlenecking existing plants to increase their production capacity.

Typical of most commodity chemicals, periods of high methanol prices encourage high cost producers to operate at maximum rates and also encourage the construction of new plants and expansion projects, leading to the possibility of oversupply in the market. However, historically, not all announced capacity additions have resulted in the completion of new plants. The construction of world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing and an ability to cost-effectively deliver methanol to customers. Obtaining access to natural gas feedstock at appropriate prices is becoming more challenging as demand for natural gas is increasing for higher value uses, such as liquified natural gas (LNG), domestic energy use or as a feedstock for other chemical products. In addition, plant construction phases have been extended and capital costs have escalated due to shortages of raw materials and labour caused by increased construction activity globally.

In 2007, there were two significant methanol production capacity additions outside of China — a 1.7 million tonne per year facility in Iran and a 1.0 million tonne per year facility in Oman. In addition, numerous smaller-scale plants were added in China, representing approximately 3.5 million tonnes of annual capacity.

Over the two-year period to the end of 2009, it is expected that new capacity and expansions will add approximately 5.1 million tonnes of capacity to the global industry, outside of China. We believe that this new capacity could be offset by demand growth outside of China, import growth into China and closures of high cost capacity in the industry. We believe that outside China, approximately 2.0 million tonnes of capacity could shut down as a result of high feedstock prices, including various plants in India, Germany, Eastern Europe, the United States and Russia.

By the end of 2009, we believe that China will add in excess of ten million tonnes of new methanol capacity. We also believe that most of this new capacity will be coal-based production that will meet domestic Chinese derivative and energy market demand for methanol and is not expected to compete in the international market with natural gas produced methanol. The Chinese methanol industry has historically operated at low rates and there has been increasing pressure on its cost structure as a result of escalating feedstock costs for both coal and natural-gas-based producers. The cost for Chinese producers to export has also escalated as a result of reduced fiscal incentives and an appreciating local currency. In addition, the majority of the methanol produced in China is coal-based, which is typically lower quality and often not suitable for many international customers. We believe that methanol demand growth for both traditional and energy-related uses will remain strong in China, which will require significant capacity expansion and good operating rates in China in order to satisfy the growth in its domestic demand. As a result, under a normal pricing environment, we believe that substantially all existing and new methanol capacity in China will be consumed in the local market and that imports of methanol into China will increase over time.

Methanol Prices

Methanol is an internationally traded commodity. Methanol prices have historically been cyclical and sensitive to overall production capacity relative to demand, the price of feedstock (primarily natural gas or coal) and general economic conditions. The following chart shows published methanol contract prices (in United States dollars per tonne) in the United States Gulf and Western Europe, two of the world’s major methanol markets:

US GULF AND WESTERN EUROPE METHANOL PUBLISHED CONTRACT PRICES 1996 to 2008

Source: CMAI

Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other, though often with leads or lags.

The majority of methanol sold globally is priced with reference to various published regional contract prices to which discounts may be applied. Spot market transactions also occur, although they represent a relatively small portion of the total volume that is traded.

We publish a regional non-discounted price for each major methanol market and these posted prices are reviewed and revised from time to time based on industry fundamentals and market conditions. Most of our customer contracts now use published Methanex reference prices as a basis for pricing, and customer discounts to these prices may apply based on various factors. In addition, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. As a result of these contracts, the discount from our non-discounted published reference prices is expected to narrow during periods of lower pricing. In 2007, sales under these contracts represented approximately 22% of our total sales volumes.

We experienced a significant increase in methanol pricing towards the latter half of 2006 due to tight supply conditions brought on by planned and unplanned supplier outages. We entered 2007 with tight market conditions due to these industry supply constraints combined with high global energy prices and healthy demand. The supply and demand fundamentals improved and prices moderated in the first half of 2007. During the latter half of 2007, significant planned and unplanned supplier outages, including outages at our own facilities in Chile, caused a severe shortage of global inventories. This led to a another significant increase in prices that continued throughout the fourth quarter of 2007.

We believe that supply and demand fundamentals will be balanced to tight during 2008 and that methanol prices will be underpinned by strong demand in China and global energy prices. The methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand.

PRODUCTION

Production Processes

The methanol manufacturing process used in our facilities typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.

Operating Data and Other Information

We endeavour to operate our production facilities around the world in an optimal manner to lower our overall delivered cost of methanol. Scheduled shutdowns of plants every three or more years are necessary to change catalysts or perform maintenance activities that cannot otherwise be completed with the plant operating (a process commonly known as a turnaround) and these shutdowns typically take between three and four weeks. Catalysts generally need to be changed every six years, although there is flexibility to extend catalyst life if conditions warrant. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan that is updated annually for all of our production facilities.

The following table sets forth certain production data and other information for our methanol operations at each of our facilities:

		Operating	2007	2006
	Year Built	Capacity(1)	Production	Production
		(tonnes/year)	(tonnes)	(tonnes)

Punta Arenas, Chile
Chile I	1988	925,000	613,162	712,104
Chile II	1996	1,010,000	285,944	849,674
Chile III	1999	1,065,000	619,177	970,138
Chile IV	2005	840,000	322,996	653,858
Trinidad
Titan	2000	850,000	861,273	864,423
Atlas(2)	2004	1,073,000	982,014	1,057,152
Waitara Valley, New Zealand(3)	1983	530,000	434,681	404,210

Total		6,293,000	4,119,247	5,511,559

(1)	The annual operating capacities shown in the table may be higher than the original design capacity due to efficiencies gained through improvements and experience in operating these plants.

(2)	Atlas is a joint venture between a subsidiary of Methanex (63.1%) and a subsidiary of BP (36.9%). The operating capacity and production shown here are Methanex’s proportionate share.

(3)	The Waitara Valley facility is positioned as a flexible production asset with operations dependant upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms. We also have up to 1.9 million tonnes of idled production capacity at our Motunui site in New Zealand.

MARKETING

We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Dallas), Europe (Brussels and Billingham, England), Asia Pacific (Hong Kong, Shanghai, Tokyo and Seoul), Latin America (Santiago, Chile), and our new office in Dubai, U.A.E.

We believe our ability to sell methanol from geographically dispersed, multiple production sites enhances our ability to secure major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important. Our global network of marketing offices, together with storage and terminal facilities and worldwide shipping operations, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements.

In addition to selling methanol that we produce at our own facilities, we also sell methanol that we purchase from other suppliers through offtake agreements and on the spot market. We do this to meet customer needs, support our marketing efforts and build our sales base prior to bringing on our own new capacity. Currently, the majority of our sales are covered by long-term or rolling one-year sales contracts.

Trade in methanol is subject to duty in some jurisdictions. Refer to the Foreign Operations and Government Regulation section of this document for more information.

DISTRIBUTION AND LOGISTICS

The cost of methanol distribution represents a significant portion of our total costs and is important to our overall profitability. Our production site in Chile can supply all global regions due to its geographic location. The Atlas and Titan plants in Trinidad supply customers primarily in the United States and Europe. Our plants in New Zealand are ideally located to supply customers in Asia Pacific.

Methanol is pumped from our coastal plants by pipeline to adjacent deepwater ports for shipping. We manage a fleet of 19 ocean-going vessels to ship this methanol. To retain optimal flexibility in the management of the fleet, we have entered into short-term and long-term time charters covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports. We use smaller vessels capable of entering into restricted ports to deliver directly to customers. We also lease or own storage and terminal facilities in the United States, Canada, Europe and Asia. In North America and Europe we use barge, rail and, to a lesser extent, truck transport in our delivery system.

NATURAL GAS SUPPLY

General

Natural gas is the principal feedstock for methanol at our production facilities and accounts for a significant portion of our total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. An important part of our strategy is to ensure long term security of supply of natural gas feedstock. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms, we could be forced to curtail production or close such plants.

Natural gas supply contracts for our facilities in Chile and Trinidad and the natural gas supply contract for the methanol project under construction in Egypt are “take-or-pay” contracts, are denominated in United States dollars and include base and variable price components to reduce our commodity price risk exposure. “Take-or-pay” means that we are obliged to pay for the gas supply regardless of whether we take delivery. Such commitments are typical in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle and provides gas suppliers with attractive returns.

Chile

Based on our current natural gas contract entitlements, about 60% of the natural gas for our Chilean facilities is sourced from suppliers in Argentina that are affiliates of international oil and gas companies. This percentage will increase to approximately 80% commencing mid-2009. The remainder is supplied from gas suppliers in Chile, mainly from Empresa Nacional del Petróleo (ENAP), a Chilean state-owned energy company, and a small percentage from GeoPark Chile Limited (GeoPark), an independent natural gas producer with operations in Chile.

Natural Gas Contracts with Suppliers in Chile

Approximately 40% of the contracted natural gas supply for our Chilean facilities is sourced from ENAP and GeoPark under take-or-pay agreements. One of our supply contracts with ENAP, which represents 20% of the contractual entitlements for our Chile facilities, has a base component and a variable price component determined with reference to our average realized price of methanol for the current calendar year and expires in mid-2009. Our remaining natural gas contracts with ENAP have a base component and a variable price component determined with reference to 12-month trailing average published industry methanol prices. The expiration dates for these contracts range from 2017 to 2025.

We also have commitments for natural gas purchases under a ten-year exclusive natural gas supply agreement with GeoPark under which we will purchase all natural gas produced by GeoPark from the Fell Block in southern Chile. GeoPark has recently increased natural gas supply to our plants which has resulted in GeoPark currently supplying us with approximately four percent of our natural gas requirements in Chile. The pricing under this contract has a base component and a variable component that is determined with reference to a three-month trailing average of industry methanol prices. The amount of natural gas purchased under this supply contract will depend on the amount of natural gas produced by GeoPark from the Fell Block.

Natural Gas Contracts with Suppliers in Argentina

Our long-term natural gas contracts with suppliers in Argentina have expiration dates ranging from 2017 to 2025 and natural gas export permits are in place for these contracts. The purchase price for natural gas under these agreements is based on a minimum US dollar base price, plus a variable component that is determined with reference to 12-month trailing average published industry methanol prices.

Since mid-June 2007, we have not received any natural gas supply from suppliers in Argentina, and as a result, we have been operating our facilities in Chile at significantly reduced operating rates since that time.

Over the past few years, Argentina has been experiencing energy shortages. To mitigate these shortages, the government of Argentina passed regulations that require Argentinean gas suppliers to give priority to supplying the domestic market. This, along with other delivery infrastructure issues, resulted in curtailments of gas supply to Chile. Prior to 2007, our production facilities in Chile suffered minor curtailments, primarily during the winter period in the southern hemisphere. Between 2004 and 2006, we lost between 50,000 to 100,000 tonnes of methanol production annually.

In 2007, the curtailments were much more significant as we lost approximately 1.6 million tonnes of methanol production. In mid-June of 2007, a compressor failure seriously impacted the natural gas delivery infrastructure in the province of Tierra del Fuego in Argentina, and this issue, combined with increased domestic demand for natural gas in Argentina as a result of cold temperatures during the winter months, resulted in the curtailment of all of our natural gas supply from Argentina. Later in the year, the compressor issue was resolved and the domestic demand for natural gas in Argentina stabilized with warmer temperatures. We believe that there is currently sufficient natural gas production capability in the region to meet our full contracted supply from Argentina and that the pipeline that transports natural gas from southern Argentina to the more populated areas in central Argentina is operating at full capacity. However, the government of Argentina has not yet permitted the restoration of natural gas supply to our plants for reasons which, we believe, include maintaining domestic natural gas reserves that have decreased due, in part, to a lower level of oil and gas exploration and development activity in Argentina.

Prior to 2007, our Chilean operations had been somewhat isolated from this curtailment issue because of the location of our plants in the southernmost region of Chile and limited pipeline transportation capacity to the population centers in Argentina. There is only one major pipeline that runs from the south to the central region of Argentina. In 2005, the capacity of this pipeline was increased by approximately 13%. The government of Argentina is pursuing and has committed to completing further pipeline expansion projects, although the timing of the commencement and completion of these projects is uncertain.

Effective July 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile from approximately $0.30 per mmbtu to $2.25 per mmbtu. In March 2008, the government increased the duty again to approximately $7.00 per mmbtu, which is 100 percent of the highest contracted price for natural gas currently imported into Argentina.

While our gas contracts provide that the gas suppliers must pay any duties levied by the government of Argentina, we contributed toward some of the costs of these duties when we were receiving natural gas from Argentina in 2006 and the first half of 2007. We have also commenced an arbitration proceeding against one of our Argentinean gas suppliers who, for about two months during this period of time, failed to deliver us natural gas as they are contractually required to do. In early March 2008, this supplier applied to have the proceeding expanded to permit it to seek, among other things, a declaration that the natural gas supply contracts between this supplier and the Company are terminated. We have not received any natural gas from Argentina since June 2007 and we are in continuing discussions with our Argentinean natural gas suppliers to reach commercially acceptable arrangements in the event that natural gas supply from Argentina is restored. There can be no assurance that we will be successful in entering into commercially acceptable arrangements with our natural gas suppliers from Argentina or that the impact of this export duty will not have an adverse effect on our results of operations and financial condition. As well, there can be no assurance that the natural gas suppliers will not take the position that the imposition of such duties or other actions of the Argentinean government relieve them of the obligation to deliver natural gas under the contracts.

There are many variables beyond our control that could affect whether we receive natural gas supply from Argentina and we are currently unable to provide a reasonable view as to the amount of natural gas supply, if any, that we might receive in 2008 and beyond. These variables include the actions of the government of Argentina, the level of future oil and gas exploration activity in Argentina, actions of our gas suppliers (including claims for contractual relief or claims of force majeure), outcomes of ongoing or future arbitration or other proceedings, weather and other variables that are currently unanticipated or beyond our control. We cannot provide assurance as to whether, when and to what extent our natural gas supply from Argentina will be restored or that we will be able to reach commercially acceptable arrangements with our natural gas suppliers, or that the impact of these issues will not have an adverse effect on our results of operations and financial condition.

As a result of our Argentinean natural gas supply issues, all of the methanol production at our Chile facilities during the second half of 2007 was produced with natural gas from Chile. During 2007, we also received less than our full natural gas supply from ENAP, our primary gas supplier in Chile, as a result of ongoing deliverability and production issues. This caused methanol production losses of approximately 400,000 tonnes. We cannot provide assurance that ENAP will not continue to have deliverability and production issues or that the loss of natural gas supply to our plants in Chile as a result of such issues will not be greater than it has been in the past. Such losses could have an adverse effect on our results of operations and financial condition.

We continue to work on sourcing additional gas supply for our Chile facilities from suppliers in Chile. We are pursuing investment opportunities with ENAP and GeoPark to help accelerate natural gas exploration and development in southern Chile. Both parties are undertaking gas exploration and development programs in areas that are relatively close to our production facilities. Their exploration and development efforts are encouraging, with ENAP and GeoPark recently announcing discoveries of commercial gas in this area. In November, 2007, we announced that we signed an agreement with GeoPark under which we will provide $40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell Block in southern Chile. Under the arrangement, GeoPark will also supply us with all natural gas sourced by GeoPark from the Fell Block under a ten-year exclusive supply agreement. In 2007, GeoPark increased deliveries to our plants in Chile and we expect our natural gas supply from GeoPark to increase further over time.

In November 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities. Methanex participated in a consortium with two oil and gas exploration companies that submitted a bid for upstream gas development concessions in the bidding round. Although the consortium was not ultimately awarded any of the concessions, five international oil and gas companies were successful in the bidding process, and exploration and development activities in these areas in southern Chile are expected to begin in the first half of 2008. We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms. Refer also to the Risk Factors and Risk Management — Security of Natural Gas Supply and Price section of our 2007 MD&A.

Trinidad

Natural gas for our Titan and Atlas facilities is sourced from the major gas fields that are located off the coast of Trinidad. These fields are operated by major international oil and gas companies. The National Gas Company of Trinidad and Tobago Limited (“NGC”) transports the gas by pipeline to a processing facility located near our Titan and Atlas facilities and from there it is distributed and sold under individual contracts to industrial consumers.

Natural gas is supplied to our facilities under contracts with NGC, which purchases the gas from gas producers under back-to-back purchase arrangements. Titan’s take-or-pay gas supply contract with NGC expires in 2014 with an option to renew for a further five years subject to availability of gas and agreement on price. The price paid for gas by the Titan plant is based on a fixed escalation of a minimum US dollar base price plus a variable component that is determined with reference to average published industry methanol prices each quarter. Under the contract, NGC is obligated to supply, and we are obligated to take-or-pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, by the Titan plant in any year may be received in subsequent years subject to some limitations.

The Atlas plant’s gas contract with NGC expires in 2024 and the price formula and take-or-pay obligations are similar to those found in Titan’s gas contract.

Over the past few years, large industrial natural gas consumers in Trinidad, including Methanex, experienced periodic curtailments of natural gas supply. These curtailments resulted from a number of different factors, including difficulties encountered in bringing new offshore natural gas delivery systems on line and various mechanical problems in the existing pipeline and distribution systems. Also, the commissioning of new facilities consuming large amounts of natural gas put stress on the natural gas delivery system. In 2007, one of the major gas producers in Trinidad brought two new gas platforms on stream. As a result, we have seen a marked improvement in gas supply. While curtailments of natural gas to our facilities in Trinidad in 2007 were not significant, we cannot provide assurance that we will not experience further curtailments due to problems with gas delivery infrastructure in Trinidad and there can be no assurance that production losses will not be materially worse than we have experienced in the recent past.

New Zealand

We have restructured our New Zealand operations over the past few years due to natural gas supply constraints in New Zealand. In 2004, we idled two plants (with a total capacity of up to 1.9 million tonnes per year) at our Motunui site. Since then, we have been operating our 530,000 tonne per year Waitara Valley facility on a flexible basis. In 2007, we produced about 435,000 tonnes of methanol, or 82% of total capacity, at the Waitara Valley plant. In December 2007, we secured additional natural gas under a fixed price, take-or-pay supply agreement that will allow us to produce at this facility until mid-2008.

We recently announced our intention to restart one idled 900,000 tonne per year Motunui plant in mid-2008. We expect to continue to operate the Waitara Valley facility until the Motunui plant restarts. The continued operations of the flexible New Zealand facilities depends on industry supply and demand and the availability of natural gas on commercially acceptable terms. There can be no assurance that we will be able to secure additional gas for either of these facilities on commercially acceptable terms.

Egypt

We have a long-term, take-or-pay natural gas supply agreement for the methanol project that we are currently constructing in Egypt with joint venture partners. We expect this facility to begin commercial operations in early 2010. The pricing for natural gas under this agreement includes base and variable price components. The variable component of the natural gas contract in Egypt commences in mid-2012 and is determined with reference to the Company’s average realized price of methanol each quarter. This contract expires 25 years after the start of the commercial operation of the facility.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION

General

We have substantial operations and investments outside of North America, and as such we are affected by foreign political developments and federal, provincial, state and other local laws and regulations. To date, we believe we have complied in all material respects with governmental requirements.

We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of expropriation, import or export restrictions, nationalization, war, insurrection, acts of terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations.

In addition, because the Company derives substantially all of its revenue from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to the Company may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean shipping costs, substantially all of which are incurred in United States dollars. Some of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar and the euro. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in euros and British pounds. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

Trade in methanol is subject to duty in a number of jurisdictions. For instance, methanol sold in China from any of our producing regions is subject to a duty of 5.5%. Methanol from Chile that is sold in Japan and Korea, the other major markets in Asia Pacific, is not subject to duty. Recent free trade agreements now allow methanol from Chile to be sold duty-free into North America and the European Union. Methanol from Trinidad may also be sold duty-free into North America and the European Union. Currently, the costs we incur in respect of duties is not significant. However, there can be no assurance that the duties that we are currently subject to will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied.

Chile

Our wholly owned subsidiary, Methanex Chile Limited (“Methanex Chile”), owns the four plants comprising the Chilean production facilities. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with Chile. Methanex Chile has entered into four DL 600 Contracts, substantially identical in all matters material for Methanex Chile, one for each of the plants.

Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile, in US dollars or any other freely convertible currency, all or part of its profits and, after one year, its equity. As well, under the DL 600 Contracts, Methanex Chile has elected to pay income tax at the general applicable rate, currently 35%. The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement.

Please also refer to the Natural Gas Supply section of this document for a discussion of the actions of the government of Argentina which have had the effect of curtailing the supply of natural gas to Chile and increasing the duty on exports of natural gas from Argentina to Chile.

Trinidad

Our Atlas plant was declared an approved enterprise under the Fiscal Incentives Act of Trinidad and was granted, for a ten year period beginning in 2004, total relief from corporation income tax for the first two years of operation, then a rate of 15% for the following five years and a rate of 20% for the following three years. Atlas also has total relief from income tax on dividends or other distributions, other than interest, out of profits or gains derived from the manufacture of methanol and has been granted import duty concessions on building materials and machinery and equipment imported into Trinidad and used in connection with the facility.

The applicable corporation income tax rate without tax relief is currently 35%. There are no exchange control restrictions relating to the movement of funds into or out of Trinidad.

New Zealand

New Zealand has enacted legislation to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) are subject to this legislation. There is a possibility that the tribunal that deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.

We are not subject to any exchange control or other governmental restrictions relating to the movement of money into or out of New Zealand.

ENVIRONMENTAL AND SOCIAL MATTERS

The countries in which we operate all have laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

As a result of periodic external and internal audits, we currently believe that we materially comply with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a material adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur material costs or liabilities in the future.

We believe that minimizing emissions and waste from our business activities is good business practice. Because carbon dioxide (CO2) is one of the largest waste streams from the methanol production process, we continually strive to increase the energy efficiency of our plants, which not only reduces the use of energy but also minimizes CO2 emissions. The amount of CO2 generated by the methanol production process depends upon the production technology (and hence often the plant age), the feedstock and any export of by-product hydrogen. We have reduced CO2 emission intensity by about 39% between 1994 and 2007 through asset turnover, improved plant reliability and energy efficiency and emissions management. We also actively support global industry efforts to voluntarily reduce both energy consumption and CO2 emissions. We participate in national voluntary reduction programs that exist in the countries where we have operations and continue to work with government and industry to develop equitable and workable emissions reduction options. Based upon our established metrics and our current knowledge of greenhouse gas emissions reduction requirements, we believe that there will be no material impact to our business from greenhouse gas related regulatory or economic instruments in 2008.

We have accrued $15 million for asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be made. During 2007, cash expenditures applied against the asset retirement obligations accrual were $0.7 million (2006 — $5 million).

Responsible Care and Corporate Social Responsibility

As a member of the Canadian Chemical Producers’ Association in Canada (“CCPA”), the American Chemistry Council in the United States, ASIQUIM (Asociacion Gremial de Industriales Quimicos de Chile) in Chile and the Chemical Industry Council in New Zealand, we are committed to the ethics and principles of Responsible Care. Responsible Care is the umbrella under which we manage issues related to health, safety, environment, community involvement, security and emergency preparedness at each of our facilities and locations. Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to minimize adverse effects on human health and well-being, the environment and the communities in which we operate. Responsible Care also guides decision-making related to our corporate development objectives.

The application of Responsible Care begins with our Board of Directors, where we have a Responsible Care Committee, and extends throughout our organization. Responsible Care is implemented through documented management systems. The effectiveness of many of these management systems is measured using an audit process that we apply to our business operations. This process is designed to ensure ongoing compliance, identify opportunities for improvement and provide for the sharing of best practices. These audits often include third-party observers.

We believe that Responsible Care helps us achieve strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life, particularly in communities where our employees reside.

Some of the countries in which we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at all of our facilities.

Our Corporate Social Responsibility (CSR) policy encompasses governance, employee engagement and development, community involvement and social investment. We believe that the tenets of CSR are a natural extension of our commitment to Responsible Care.

INSURANCE

The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could adversely affect our revenues and operating income. We maintain operational and construction insurances, including business interruption insurance and delayed start-up insurance, subject to certain deductibles, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. There can be no assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

COMPETITION

The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on the delivered price of methanol and reliability of supply. The relative cost and availability of natural gas or coal feedstock and the efficiency of production facilities and distribution systems are also important competitive factors. Some of our competitors are not dependent on a single product for revenues and some have greater financial resources than we do. Our competitors include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide customers, we believe we are well positioned to compete in each of the major international methanol markets.

EMPLOYEES

As of December 31, 2007, we had 829 employees.

RISK FACTORS

The risks relating to our business are described under the heading Risk Factors and Risk Management in our 2007 MD&A, and are incorporated in this document by reference. Any of those risks, as well as risks and uncertainties currently not known to us, could adversely affect our business, financial condition or results of operations.

DIVIDENDS

Dividends are payable to the holders of common shares of the Company if, as and when declared by our Board of Directors and in such amounts as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the historically cyclical nature of the methanol industry to preserve financial flexibility and creditworthiness.

The Company pays a quarterly dividend on its common shares. The first quarterly dividend of $0.05 per share was paid on September 30, 2002 and the dividend amount has been increased every year since then. The table below shows the amount and percentage increases to the dividend since its inception in 2002:

	Quarterly
	Dividend
Date	Amount	% Increase
September. 30, 2002	$0.05	n/a
September. 30, 2003	$0.06	20.0%
September 30, 2004	$0.08	33.0%
June 30, 2005	$0.11	37.5%
June 30, 2006	$0.125	14.0%
June 30, 2007	$0.14	12.0%

The following table sets out the total amount of regular dividends per share paid on the Company’s common shares in each of the last three most recently completed financial years:

Regular Dividend
Financial Year Ended	Paid Per Share
December 31, 2005	$0.410
December 31, 2006	$0.485
December 31, 2007	$0.515

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without nominal or par value and 25,000,000 preferred shares without nominal or par value.

Holders of common shares are entitled to receive notice of and attend all annual and special meetings and to one vote in respect of each common share held, receive dividends if, as and when declared by our Board of Directors, and participate in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.

Preferred shares may be issued in one or more series and the directors may fix the designation, rights, restrictions, conditions and limitations attached to the shares of each such series. Currently, there are no preferred shares outstanding.

Our bylaws provide that at any meeting of our shareholders a quorum shall be two persons present in person or represented by proxy holding shares representing not less than 20% of the votes entitled to be cast at the meeting. Nasdaq’s listing standards require a quorum for shareholder meetings to be not less than 33 1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under Nasdaq rules we are not subject to Nasdaq’s quorum requirement.

RATINGS

The following table sets forth the ratings assigned to the Company’s unsecured debt and bank facility by Standard & Poor’s Rating Services (“S&P”), Moody’s Investor Services, Inc. (“Moody’s”) and Fitch Ratings (“Fitch”).

Security	S&P(1)	Moody’s(2)	Fitch(3)
Unsecured Notes	BBB− (stable)	Ba1 (stable)	BBB (stable)

(1)	S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of eleven categories. According to the S&P rating system, debt securities rated BBB have adequate capacity to pay interest and repay principal. While an obligor rated BBB normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to weaken capacity to meet its financial commitments. The addition of a plus (+) or minus (−) designation after a rating indicates the relative standing within a particular rating category.

(2)	Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and its future cannot be considered as well-assured. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)	Fitch credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by Fitch is the fourth highest of twelve categories and is assigned to debt securities considered to be good credit quality and low expectation of credit risk. The addition of a plus (+) or minus (−) designation after a rating indicates the relative standing within a particular rating category. The plus/minus grades are not added for the “AAA” category, or categories below “CCC”.

Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this Annual Information Form.

MARKET FOR SECURITIES

Our common shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX), on the Nasdaq Global Market in the United States (trading symbol: MEOH) and on the Foreign Securities Market of the Santiago Stock Exchange of Chile (trading symbol: Methanex). The following table sets out the market price ranges and trading volumes of our common shares on the Toronto Stock Exchange as well as for the Nasdaq Global Market for each month of our most recently completed financial year (January 1, 2007 through December 31, 2007).

2007 Trading Volumes
	The Toronto Stock Exchange				Nasdaq Global Market
	Ticker: MX				Ticker: MEOH
	High	Low	Volume		High	Low	Volume
	(Cdn. dollars)	(Cdn. dollars)	(millions)		(US dollars)	(US dollars)	(millions)
January	34.87	29.50	13,015,554	January	29.50	24.95	15,508,066
February	32.98	29.00	10,316,165	February	27.90	24.75	9,856,192
March	30.10	25.46	11,459,938	March	25.65	22.07	13,474,189
April	27.79	24.97	10,253,568	April	24.60	21.96	11,223,562
May	29.84	26.00	12,662,507	May	27.47	23.47	14,858,345
June	28.92	25.90	8,158,036	June	26.91	24.28	9,923,347
July	28.30	25.05	7,903,726	July	27.10	24.08	14,511,831
August	27.08	20.90	12,215,638	August	25.50	19.74	16,758,608
September	25.65	21.50	7,550,957	September	25.76	20.71	10,238,660
October	28.85	25.05	8,324,349	October	30.44	24.94	11,586,578
November	29.98	25.00	8,388,843	November	30.88	25.86	9,991,651
December	30.50	26.00	6,643,916	December	30.14	26.03	6,246,128

NORMAL COURSE ISSUER BID

On May 7, 2007 the Company received approval to conduct a normal course issuer bid (the “Bid”) under which the Company had the ability but not the obligation to purchase up to 8,709,978 of its common shares, representing ten percent (10%) of the total public float of its issued and outstanding common shares as at May 7, 2007. The Bid commenced on May 17, 2007. The Bid expires on the earlier of the date that 8,709,978 common shares have been purchased or May 16, 2008. As at March 18, 2008, 6,822,100 common shares have been purchased under the Bid.

DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2007, the directors and executive officers of the Company owned, controlled or directed, directly or indirectly, 329,529 common shares representing approximately 0.34% of the outstanding common shares as at December 31, 2007.

The following tables set forth the names and places of residence of the directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since(15)

Aitken, Bruce Vancouver, British Columbia Canada	Director and President & Chief Executive Officer	President and Chief Executive Officer of the Company since May 2004; prior thereto President and Chief Operating Officer of the Company since September 2003; prior thereto Senior Vice President, Asia Pacific of the Company since September 1999.	July 2004

Balloch, Howard(2)(3)(4) Beijing China	Director	President of The Balloch Group(6) since July 2001;	December 2004

Choquette, Pierre Vancouver, British Columbia Canada	Chairman of the Board and Director	Corporate Director. Chairman of the Board and Chief Executive Officer of the Company from September 2003 to May 2004; prior thereto President and Chief Executive Officer of the Company since October 1994.	October 1994

Cook, Phillip(1)(4)(5) Austin, Texas USA	Director	Corporate Director. Senior Advisor to the Dow Chemical Company(7) (“Dow Chemical”) from June 2006 to January 2007; prior thereto Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005 to 2006; prior thereto Senior Vice President, Performance Chemicals and Thermosets of Dow Chemical since 2003.	May 2006

Hamilton, Thomas(2)(4)(5) Houston, Texas USA	Director	Co-Owner of Medora Investments LLC(8) since April 2003; prior thereto Chairman, President and Chief Executive officer of EEX Corporation from January 1997 to November 2002.	May 2007

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since(15)

Mahaffy, Douglas(2)(3) Toronto, Ontario Canada	Director	Chairman of McLean Budden Limited(9) since February 29, 2008; prior thereto Chairman and Chief Executive Officer of McLean Budden Limited since September 2006; prior thereto Chairman, President and Chief Executive Officer of McLean Budden since October 1989.(10)	May 2006

Poole, A. Terence(1)(2)(4) Calgary, Alberta Canada	Director	Corporate Director. Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation(11) from May 2000 to June 2006.	September 2003, and from February 1994 to June 2003

Reid, John(1)(3)(5) Vancouver, British Columbia Canada	Director	Corporate Director. President and Chief Executive Officer of Terasen Inc.(12) from November 1997 to November 2005.	September 2003

Rennie, Janice(1)(3) Edmonton, Alberta Canada	Director	Corporate Director. Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc.(13) from 2004 to 2005; prior thereto Principal of Rennie & Associates.	May 2006

Sloan, Monica(2)(3)(5) Calgary, Alberta Canada	Director	Chief Executive Officer of Intervera Ltd.(14) since January, 2004; prior thereto an Independent Consultant for ME Sloan Associates since October 1999.	September 2003

Sweeney, Graham(1)(4)(5) Sarnia, Ontario Canada	Director	Corporate Director. Prior to October 1995 was President of Dow Chemical Canada Inc.	July 1994

(1)	Member of the Audit, Finance and Risk Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Public Policy Committee.

(5)	Member of the Responsible Care Committee.

(6)	The Balloch Group is a private consulting firm specializing in Chinese and other Asian markets.

(7)	The Dow Chemical Company provides chemical, plastic and agricultural products and services.

(8)	Medora Investments LLC is a private investment firm.

(9)	McLean Budden Limited is an investment management firm that administers more than $40 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

(10)	Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court-supervised restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly-owned subsidiary of United States Steel Corporation.

(11)	NOVA Chemicals Corporation is a commodity chemicals company.

(12)	Terasen Inc. is an energy distribution and transportation company.

(13)	EPCOR Utilities Inc. builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States.

(14)	Intervera Ltd. is a company that provides data quality products and services to the energy industry.

(15)	The directors of the Company are elected each year at the annual general meeting of the company and hold office until the close of the next annual general meeting or until their successors are elected or appointed. The next annual general meeting of the Company will occur on May 6, 2008.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years

Cameron, Ian P. Vancouver, British Columbia Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company since January 1, 2003.

Floren, John Eastham, Massachusetts USA	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since June 2005; prior thereto Director, Marketing & Logistics North America of the Company since May 2002.

Gordon, John K Vancouver, British Columbia Canada	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999.

Macdonald, Michael G. Vancouver, British Columbia Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of the Company since January 2004; prior thereto Senior Vice President, Technology and Emerging Markets of the Company since October 2002.

Milner, Randy M. Vancouver, British Columbia Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company since October 2002.

Schiodtz, Paul Santiago Chile	Senior Vice President, Latin America	Senior Vice President, Latin America of the Company since January 1, 2006; prior thereto Director, Finance Latin America of Methanex Chile Ltd. since May 1999.

Weake, Harvey Auckland New Zealand	Senior Vice President, Asia Pacific	Senior Vice President, Asia Pacific of the Company since December, 2005; prior thereto Vice President, Global Manufacturing/Managing Director of Methanex New Zealand since July 2005; prior thereto Vice President, Manufacturing/Managing Director of Methanex New Zealand since December, 2003; prior thereto Director, Manufacturing, Asia Pacific of the Company since April 2000.

Yanez, Jorge Port of Spain Trinidad	Senior Vice President, Caribbean & Global Manufacturing	Senior Vice President, Caribbean & Global Manufacturing of the Company since October 2005; prior thereto Vice President, Project Management of Methanex Management Inc. since December 2004; prior thereto Director, Project Development of Methanex Management Inc. since January 2001.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since the commencement of our most recently completed financial year, and for the three most recently completed financial years, no director or executive officer of the Company, no person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Company’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.

EXPERTS

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the US Securities Act of 1933 and the applicable rules and regulations thereunder.

LEGAL PROCEEDINGS

We have commenced an arbitration proceeding against one of our natural gas suppliers in Argentina for failure to deliver natural gas as they are contractually required to do. (Refer to the Natural Gas Contracts with Suppliers in Argentina section of this document for more information). In early March 2008, this supplier applied to have the arbitration proceeding expanded to permit it to seek, among other things, a declaration that the natural gas supply contracts between this supplier and the Company are terminated.

Other than the arbitration proceeding discussed immediately above, we are not a party to, and our property is not the subject of, any material legal proceedings that are currently in place or that we know to be contemplated.

AUDIT COMMITTEE INFORMATION

The Audit Committee Charter

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Company with ethics policies and legal and regulatory requirements.

The Committee’s Mandate sets out its responsibilities and duties. A copy of the Committee’s Mandate is attached here as Appendix “A”.

Composition of the Audit Committee

The Committee is comprised of five directors: A. Terence Poole (Chair), Phillip Cook, John Reid, Janice Rennie and Graham Sweeney. Each Committee member is independent and financially literate. Mr. Poole is designated as the “audit committee financial expert.’’ The United States Securities and Exchange Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Committee.

Relevant Education and Experience

The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statements.

Mr. A. Terence Poole

Mr. Poole is a corporate director. Prior to his retirement in June 2006, he was Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to that position, Mr. Poole was the Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000, Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998 and held other senior financial positions with NOVA Corporation from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce degree from Dalhousie University. Mr. Poole is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.

Mr. Poole serves on the board of Pengrowth Corporation and is a member of their Audit Committee. He also serves on the board of Synenco Energy Inc. and is Chair of their Audit and Risk Committee and a member of their Finance Committee.

Mr. Poole has served on the Committee since September 2003 as well as from February 1994 to June 2003.

Mr. Poole has chaired the Committee since May 2006.

Mr. Phillip Cook

Mr. Cook is a corporate director. He spent the majority of his career working for The Dow Chemical Company (“Dow Chemical”), which provides chemical, plastic and agricultural products and services. His most recent position at Dow Chemical was Senior Advisor from June 2006 until his retirement in January 2007 and from 2005 to 2006, he was Corporate Vice President, Strategic Development and New Ventures. Other senior positions at Dow Chemical included Senior Vice President, Performance Chemicals and Thermosets for two years and Business Vice President, Epoxy Products and Intermediates for three years. Mr. Cook’s experience at Dow Chemical provided him with significant experience and exposure to accounting and financial reporting.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin and is a member of the College of Engineering Foundation advisory board of the University of Texas at Austin.

Mr. Cook has served on the Committee since May 2006.

Mr. John Reid

Mr. Reid is a corporate director. He held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005, and prior to that was Executive Vice President and Chief Financial Officer of Terasen Inc. Prior to joining Terasen, Mr. Reid was the President and Chief Executive Officer of Scott Paper. He also held various other senior positions at Scott Paper, including Corporate Vice President, Finance and Controller.

Mr. Reid is a Chartered Accountant and holds an economics degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Mr. Reid also serves on the board of Finning International Inc., is a member of their Audit Committee and in the past was designated as its “financial expert.” Mr. Reid also sits on the board of private companies, Corix Infrastructure Inc. and Corix Water Products Inc.

Mr. Reid has served on the Committee since September 2003.

Ms. Janice Rennie

Ms. Rennie is a corporate director. From 2004 to 2005, Ms Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. EPCOR builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce degree from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta.

Ms. Rennie serves on the board of Matrikon Inc. and is Chair of their Audit Committee. She also serves on the boards of Teck Cominco Limited and West Fraser Timber Co. Ltd. and is a member of their Audit Committees. Ms. Rennie also serves on the board of two private companies: Greystone Capital Management Inc. and bcIMC Hospitality Group Inc. and is Chair of the latter’s Audit Committee.

Ms. Rennie has served on the Committee since May 2006.

Mr. Graham Sweeney

Mr. Sweeney is a corporate director. During his career at Dow Chemical Company, Mr. Sweeney held the position of President of Dow Chemical Canada Inc. from 1993 to 1995 and prior to that held vice president and senior executive positions with The Dow Chemical Company in Asia from 1981 to 1987 and with global responsibilities from 1988 to 1992. In so doing, he acquired significant experience and exposure to accounting and financial reporting issues.

Mr. Sweeney holds a Bachelor of Science (Chemical Engineering) degree from the University of Natal, South Africa.

Mr. Sweeney has served on the Committee since May 1996.

Pre-Approval Policies and Procedures

The Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Committee oversees the Audit and Non-Audit Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP, the Company’s external auditors, are pre-approved. The Committee has delegated to the Chair of the Committee pre-approval authority for any services not previously approved by the Committee. All such services approved by the Chair of the Committee are subsequently reviewed by the Committee.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Paid to the Independent Auditors

KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Company. The holders of the Company’s common shares have resolved to have the directors of the Company determine the auditor’s remuneration. Fees to KPMG LLP during the years ended December 31, 2007 and December 31, 2006 were as follows:

US$000’s	2007	2006
Audit Fees	1,810	1,645

Audit-Related Fees	42	146

Tax Fees	393	397

All Other Fees	—	—

Total	2,245	2,197

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees paid in 2007 are in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.

Audit-Related Fees

Audit-related fees were paid for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations as to the accounting or disclosure treatment of other transactions.

Tax Fees

Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.

TRANSFER AGENT AND REGISTRAR

Our principal transfer agent is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia. Our co-transfer agent in the United States for our common shares is Registrar and Transfer Company at its offices in New Jersey.

CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are described under the heading Controls and Procedures in our 2007 MD&A and are incorporated in this AIF by reference.

CODE OF ETHICS

We have a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our code, entitled “Code of Business Conduct”, can be found on our website at www.methanex.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular dated February 29, 2008 relating to the Annual General Meeting of the Company to be held on May 6, 2008.

Additional financial information about the Company is provided in the Company’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2007.

Copies of the documents referred to above are available on the SEDAR website at www.sedar.com and may also be obtained upon request from:

Methanex Corporation
Randy Milner
Senior Vice President, General Counsel and Corporate Secretary
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Telephone: 604 661 2600
Facsimile: 604 661 2602
E-mail: rmilner@methanex.com

Additional information relating to the Company may be found on the SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

APPENDIX “A”

METHANEX CORPORATION

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

1.	Creation

A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.

2.	Purpose and Responsibility

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor’s; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.

The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles, and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.

3.	Committee Membership

Composition of the Committee	a) The Committee must be composed of a minimum of three directors.

Appointment and Term of Members
b)   The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence
c)   Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert”. These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the Nasdaq Stock Market.

Appointment of Chairman and Secretary
d)   The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts
e)   Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chairman shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4.	Meetings

Time, Place and Procedure of Meetings	a) The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

Quorum
      i)        a quorum for meetings must be three members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii) the Committee must meet at least quarterly;

Notice of Meetings
      iii)      notice of the time and place of every meeting must be given in writing or by electronic transmission to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

Waiver of Notice
      iv)      a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v) the external auditors are entitled to attend each meeting at the Corporation’s expense;

Meeting with Financial Management	vi) the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

Meeting without Management	vii) each regular meeting of the Committee will conclude with a session without any management personnel present;

Calling a Meeting
      viii)    a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

Committee Determines Attendees
      ix)     notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting;

Reports to the Board	b) The Committee shall make regular reports to the Board.

5.	Duties and Responsibilities of the Committee

1)	Financial Statements and Disclosure

Annual Report and Disclosures*
a)   Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Consolidated Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular, and any reports on adequacy of internal controls, and all financial statements in prospectuses or other disclosure documents.

Prospectuses*
b)   Review and recommend for approval by the Board all prospectuses and documents which may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

Quarterly Interim Reports and Disclosures
c)   Review, discuss with management and the external auditor and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year end financial results, prior to public release.

Accounting Policies and Estimates
d)   Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

i) any areas of management judgment and estimates that may have a critical effect on the financial statements;

ii) the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP;

iii) the appropriateness, acceptability, and quality of the Corporation’s accounting policies; and

iv) any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Non-GAAP Financial Information	e) Discuss with management the use of “pro forma” or “non-GAAP information” in the Corporation’s continuous disclosure documents.

Regulatory and Accounting Initiatives	f) Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

Litigation
g)   Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h) Review the financing plans and objectives of the Corporation, as received from and discussed with management.

2)	Risk Management and Internal Control

Risk Management Policies*	a) Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:

i) the risks inherent in the Corporation’s businesses, facilities and strategic direction;

ii) financial risks including foreign exchange, interest rate and investment of cash;

iii) overall risk management strategies and the financing of risks, including insurance coverage in the context of competitive and operational considerations;

iv) the risk retention philosophy and the resulting uninsured exposure of the Corporation; and

v) shipping risk.

Risk Management Processes	b) Review with management at least annually the Corporation’s processes to identify, monitor, evaluate, and address important enterprise-wide strategic and business risks.

Adequacy of Internal Controls
c)   Review at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:

      i)        policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and

      ii)       internal control recommendations of the external auditors and arising from the results of the internal audit procedures; including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

Financial Risk Management	d) Review with management activity related to management of financial risks to the Corporation, including hedging programs.

3)	External Auditors

Appointment and Remuneration	a) Review and recommend to the Board:

i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and

ii) the nomination and remuneration of external auditors to be appointed at each Annual Meeting of Shareholders.

Resolving Disagreements	b) Resolve any disagreements between management and the external auditor regarding financial reporting.

Direct Reporting to Committee	c) The external auditors shall report directly to the Committee and the Committee has the authority to communicate directly with the external auditors.

Quality Control and Independence	d) Review a formal written statement requested at least annually from the external auditor describing:

i) the firm’s internal quality control procedures;

      ii)       any material issues raised by the most recent internal quality control review, peer review of the firm; or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;

iii) any steps taken to deal with any such issues; and

iv) all relationships between the external auditors and the Corporation.

      The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

External Audit Plan
e)   Review and approve the external audit plan and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for the strengthening of internal controls will be reviewed.

Rotation of Senior Audit Partner	f) Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors
g)   Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor in accordance with the Corporation’s Audit and Non-Audit Services Pre-Approval Policy which is to be annually reviewed and approved by the Committee.

Restrictions on Hiring Employees of External Auditor
h)   Ensure the establishment of policies relating to Corporation’s hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

Report from the External Auditors
i)   Prior to filing of the Quarterly Consolidated Financial Statements and the Annual Consolidated Financial Statements, the Committee should receive a report from the external auditors on the results of their review or their audit.

Meeting with Auditors and Management
j)   The Committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with management to discuss the same matters as those discussed with the external auditors.

4)	Internal Audit

Internal Audit Plans	a) Review and approve the annual Internal Audit Plan and objectives.

Audit Findings and Recommendations	b) Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

Meeting with Auditors	c) The Committee will meet, without management present, with representatives of the accounting firm and/or the Corporation’s Internal Auditor that executed the annual Internal Audit Plan.

5)	Pension Plans

With respect to all investing and funding aspects of all defined benefit corporate sponsored pension plans of the Corporation and its wholly-owned subsidiaries that have estimated actuarial liabilities in excess of US$10 million (collectively the “Retirement Plans”):

Constitute Pension Committees	a) Annually constitute Committees (the “Pension Committees”) with responsibility for the investment activities of the Retirement Plans’ trust funds.

Statements of Pension Investment Policy and Procedures	b) Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds at least annually but in any event whenever a major change is apparent or necessary.

Amendments to Retirement Plans and Material Agreements	c) Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements.

Appointment of Auditors, Actuaries, and Investment Managers
d)   Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans.

Retirement Plan Financial Statements	e) Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon.

Retirement Plan Report*	f) Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds.

Terms of Reference of the Pension Committees	g) Review and recommend to the Board for approval the Terms of Reference of the Pension Committees (to be approved jointly with the Human Resources Committee of the Board) and any amendments thereto.

Delegation to the Pension Committees	h) Approve the delegation of certain responsibilities to members of the Pension Committees.

Actuarial Reports and Funding Assumptions	i) Review the actuarial reports on the Retirement Plan as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports.

With respect to all investing and funding aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$10 million of the wholly-owned subsidiaries of the Corporation (“other Retirement Plans”):

Other Retirement Plans Report	j) Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance.

Delegation of Authority	k) Administer and delegate to sub-committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.

6)	General Duties

Code of Business Conduct Compliance
a)   Obtain a report at least annually from the Senior Vice President, General Counsel & Corporate Secretary on the Corporation’s and its subsidiary/foreign affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

Code of Ethics	b) Review and recommend to the Board for approval a code of ethics for senior financial officers.

Compliance Reporting Process
c)   Ensure that a process and procedure has been established by the Corporation for receipt, retention, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

Regulatory Matters
d)   Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s compliance policies.

Disclosure Policy*
e)   Review annually and recommend to the Board for approval, the Corporation’s disclosure policies. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

Related Party Transactions	f) Review and approve all related party transactions.

Mandate Review*
g)   Review and recommend for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board for approval.

Annual Evaluation	h) The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this mandate.

*	Board approval required